Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1                     Name and Address of Company

Petroflow Energy Ltd.
#970,  717 - 7th Avenue SW
Calgary, Alberta  T2P 0Z3
Phone:  403.539.4320

Item 2                     Date of Material Change

October 20, 2009

Item 3                     News Release

Press Release dates October 20, 2009
Distributed by CNW in Canada and the US.

Item 4                     Summary of Material Change

The Company has amended and updated its banking facility and maintained its current borrowing base.

Item 5                     Full Description of Material Change

5.1	Full Description of Material Change

PLEASE SEE ATTACHED PRESS RELEASE.

5.2           Disclosure for Restructuring Transactions

N/A

Item 6                     Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7                     Omitted Information

NO INFORMATION HAS BEEN OMITTED

Item 8                     Executive Officer

Mr. Duncan M. Moodie
Chief Financial Officer
Petroflow Energy Ltd.
#970,  717 - 7th Avenue SW
Calgary, Alberta   T2P 0Z3
Tel:  403.539.4320
dmoodie@petroflowenergy.com

Item 9                     Date of Report

October 26, 2009

FOR IMMEDIATE RELEASE - October 20, 2009 - CALGARY, ALBERTA - PETROFLOW ENERGY LTD. (TSX Symbol - PEF; NYSE AMEX Symbol - PED)

PETROFLOW ENERGY LTD. CONFIRMS AMENDMENT AND UPDATE TO BORROWING BASE

Petroflow Energy Ltd.  (“Petroflow” or the “Company”) is pleased to announce that the Company recently concluded a borrowing base update under its bank loan agreement (the Facility) maintaining its overall current borrowing capacity of $ US 110 million.  Guaranty Bank in Houston is acting as lead agent with Texas Capital Bank, also in Houston, acting as co-agent for the Facility.

Duncan Moodie, the Company’s Chief Financial Officer stated; “We appreciate that our banks continue to work with the Company during this period of low commodity prices.  We are also pleased that the banking operations of Guaranty Bank have been sold to BBVA Compass Bank.  BBVA Compass is among the 25 largest banks in the US based on deposit market share and ranks as the fourth largest bank in Texas”.

The Facility now consists of an “A” tranche with a maturity date of January 1, 2012 and a borrowing base  of $ US 100 million.  Interest rates on the “A” tranche range from LIBOR plus 2% to LIBOR plus 2.5% depending on the percentage of funds actually borrowed.  The “A” tranche interest rate floor is 5.5%.  The Facility also includes a second “C” tranche that has an eligibility of $ US 10 million and an interest rate floor of 7.5%.  The “C” tranche has a maturity date of September 30, 2010.  The Facility contains a number of affirmative and negative operating and financial covenants, including a requirement that the Company raise $ US 18 million of additional equity to be applied against the outstanding loan balance by the middle of December 2009.

Forward-Looking Statements

This news release contains statements that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the assessment that the Facility will impact favorably the Company’s financial situation. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and factors that could cause actual results to differ materially from those anticipated by Petroflow and described in the forward-looking statements. These risks, uncertainties and factors include, but are not limited to, the Company's ability to draw funds on the Facility as anticipated, the Company’s ability to raise sufficient additional equity by mid December 2009,  the notion that the ongoing value of the Company’s oil & gas reserves will continue to support the Facility’s borrowing base, and other adverse general economic conditions that may negatively impact the Company and its ability to maintain as well as repay Facility borrowings. Additional information on these and other factors, which could affect Petroflow's operations or financial results, are included in Petroflow's reports on file with Canadian securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

For further information, please contact:

Petroflow Energy Ltd.	Petroflow Energy Ltd.
Sanford Andrew, President & COO	Duncan Moodie, Chief Financial Officer
307.277.2145	403.539.4320
www.petroflowenergy.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.